June 6, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form 10

(Commission File No. 001-36313)

Ladies and Gentlemen:

TimkenSteel Corporation, an Ohio corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form 10 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on June 10, 2014 at 9:30 a.m. E.D.T., or as soon thereafter as practicable.

In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the reasons for this request are as follows: on May 13, 2014, the board of directors of The Timken Company, an Ohio corporation (“Timken”), took several actions in connection with the spinoff of the Company from Timken, including establishing the distribution ratio for the spinoff, and setting a record date of June 23, 2014 and a distribution date of June 30, 2014. Timken and the Company wish to commence the process of printing and mailing the information statement relating to the spinoff as soon as possible following the record date.

The Company acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Michael J. Solecki of Jones Day at (216) 586-7103 at your earliest convenience after the Registration Statement has been declared effective.

Very truly yours,

TIMKENSTEEL CORPORATION

By:	/s/ Frank A. DiPiero
Frank A. DiPiero
Executive Vice President, General Counsel and Secretary